UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52883
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	December 31, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Creative Learning Corporation
Full Name of Registrant.

Former Name if Applicable

701 Market Street, Suite 113
Address of Principal Executive Office (Street and Number)

St. Augustine, FL 32095
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Creative Learning Corporation (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 (the “Quarterly Report”) by the February 16, 2016 filing date applicable to smaller reporting companies because the audited consolidated statements of the Registrant for the fiscal year ended September 30, 2015 have not been completed and, as a result, the Registrant has not yet filed its annual report on Form 10-K for such fiscal year. The Registrant is unable to file the Quarterly Report until the audit of the Registrant’s consolidated financial statements for the fiscal year ended September 30, 2015 is completed and the Registrant files its annual report on Form 10-K for such fiscal year. The Registrant is unable to represent that the Quarterly Report will be filed on or before the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michelle Cote	904	824-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			No ✓
The Registrant has not filed its annual report on Form 10-K for the fiscal year ended September 30, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently expects to report total revenues of between $0.9 million and $1.0 million for the fiscal quarter ended December 31, 2015, compared to total revenues of approximately $1.2 million for the fiscal quarter ended December 31, 2014. The decrease is primarily due to reduced franchise fees as a result of fewer franchise units sold in the quarter ended December 31, 2015, as compared to the prior year period.

The Registrant currently expects to report a net loss of between $0.4 million and $0.5 million for the fiscal quarter ended December 31, 2015, compared to a net loss of approximately $22,000 for the fiscal quarter ended December 31, 2014. The change is largely a result of the decrease in total revenues, as well as a significant increase in professional fees, during the quarter ended December 31, 2015, as compared to the prior year period.

Due to uncertainties in, among other things, establishing future reserves, the Registrant’s results of operations are uncertain and could be different than management’s current estimates.

Creative Learning Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2016	By:	/s/ Rod Whiton
Name: Rod Whiton Title: Interim Chief Executive Officer